Exhibit VIII

THE MEMBER COUNTRIES

The following information has been extracted from publicly available sources. While we believe that the information is reliable, we have not independently verified it. We undertake no obligation to update any of these figures or amend them if the public sources are subsequently revised.

As used herein, the terms “EUR” and “euro” refer to the currency introduced on January 1, 1999, and adopted by the economic and monetary union of the European Union (“EMU”) as the unit of account of the institutions of the European Communities as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states. On December 31, 2014, the EUR/USD exchange rate as published by the European Central Bank was 1.2141 U.S. dollars per one euro. No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rate or at any other rates on such date.

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for NIB’s member countries for the years indicated:

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Population
2014	5,627,235	1,315,819	5,451,270	325,671	2,001,468	2,943,472	5,107,970	9,644,864
2013	5,602,628	1,320,174	5,426,674	321,857	2,023,825	2,971,905	5,051,275	9,555,893
2012	5,580,516	1,325,217	5,401,267	319,575	2,044,813	3,003,641	4,985,870	9,482,855
Nominal GDP (EUR millions)
2014	257,443.8	19,526.2	204,015.0	12,871.9	24,059.7	36,308.9	377,224.3	430,258.2
2013	252,938.9	18,738.8	201,995.0	11,583.3	23,265.0	34,955.6	393,098.4	436,342.4
2012	250,786.4	17,636.7	199,793.0	11,076.0	22,217.0	33,314.0	396,678.0	423,340.7
Nominal GDP (EUR per capita)
2014	45,600	14,800	37,400	39,500	12,100	12,400	73,400	44,400
2013	45,100	14,200	37,100	35,800	11,600	11,800	77,400	45,500
2012	44,900	13,300	36,900	34,500	10,900	11,200	79,000	44,500
Real GDP (1) (EUR per capita)
2014	43,300	13,100	34,100	33,700	10,600	11,200	67,300	40,400
2013	43,000	12,800	34,300	33,200	10,300	10,800	66,600	39,900
2012	43,400	12,600	34,900	32,400	9,800	10,300	66,900	39,700
Harmonized Consumer Price Index – Inflation Rate (2) (in %)
2014	0.3	0.5	1.2	1.0	0.7	0.2	1.9	0.2
2013	0.5	3.2	2.2	4.1	0.0	1.2	2.0	0.4
2012	2.4	4.2	3.2	6.0	2.3	3.2	0.4	0.9
Industrial Product Price Index (3) (in %)
2014	-1.0	-1.6	-0.9	n/a	0.4	-4.9	-1.4	1.4
2013	1.6	4.1	-0.5	n/a	1.8	-2.4	0.6	-2.8
2012	2.3	2.3	1.4	n/a	3.7	5.0	2.8	-0.9
Unemployment (in %)
2014	6.6	7.4	8.7	5.0	10.8	10.7	3.5	7.9
2013	7.0	8.6	8.2	5.4	11.9	11.8	3.5	8.0
2012	7.5	10.0	7.7	6.0	15	13.4	3.2	8.0
Balance of Payments (4) (EUR millions)
2014 (5)	4,812.4	127.9	390.1	n/a	-88.0	-36.8	7,682.4	6,773.4
2013 (5)	5,495.3	-10.0	-382.3	n/a	-54.0	403.4	11,224.8	7,096.0
2012 (5)	3,453.8	-123.5	-500.7	n/a	-66.0	250.8	13,439.0	6,936.6
Public Finance (6) (EUR millions)
2014	3,211.6	121.3	-6,435.0	n/a	-347.0	-242.0	34,167.4	-8,098.5
2013	-2,684.9	-40.0	-5,122.0	n/a	-172.4	-916.9	44,534.8	-5,989.8
2012	-9,194.6	-38.5	-4,240.0	n/a	-176.5	-1,049.0	54,922.5	-3,917.3
Public Debt (7) (in %)
2014	45.2	10.6	59.3	n/a	40.0	40.9	26.4	43.9
2013	45.0	10.1	55.8	n/a	38.2	38.8	29.3	38.7
2012	45.6	9.7	52.9	n/a	40.9	39.8	29.2	36.6

Source: Eurostat.

(1)	Amounts shown are chain-linked through successive application of the GDP growth rates to the previous year’s prices, with the price figures of 2010 as the reference year.
(2)	Percentage change as compared to previous year.
(3)	Percentage change as compared to previous year. Excludes construction, sewerage, waste management and remediation activities.
(4)	Current account.
(5)	Amounts shown are for Q4.
(6)	Deficit or surplus.
(7)	Public debt as a percentage of GDP.